Exhibit 10.11

January 3, 2007

Somasekhar Kovvuri

147 Ardmore Rd.

West Hartford, CT 06119

Dear Som:

I am pleased to offer you the position of Director, Quality Assurance at TissueLink Medical, Inc. with a start date of October 1, 2007. You will be reporting directly to Bobbie Thompson, Vice President, Quality, Regulatory, & Clinical.

Your salary will be at the rate of $12,500.00 per month, payable semi-monthly. As an incentive it is anticipated that you will receive 10,000 shares of TissueLink Medical, Inc. Incentive Stock Options at fair market value, subject to approval by the Board of Directors and pursuant to the TissueLink 1999 Amended and Restated Stock Incentive Plan. In addition, you will be eligible to participate in the annual bonus plan with an opportunity to earn up to 12.5% of your salary in cash and a grant of Incentive Stock Options based on attainment of a combination of company and personal milestones. Each year, the number of options available to be earned under the bonus plan will be established by the Board of Directors.

It is expected that you will relocate to the greater Seacoast of New Hampshire area within 1 year of your start date. You are eligible for relocation assistance in accordance with the company’s standard Director Level Relocation Package, a copy of which is enclosed.

Payroll and other human resources management services will be provided through Administaff. Administaff is an employer services organization contracted by TissueLink to perform selected employer responsibilities on our behalf. As a result of TissueLink’s arrangement with Administaff, Administaff will be considered your employer of record for payroll, benefits and other functions involving employer related administration, including your new hire enrollment processing. However, as TissueLink is the company for which you will perform services, we will retain the right to control and direct your work, and the manner and the means by which your work is accomplished. As is customary with all TissueLink employees, your first 6 months with the company will be considered a probationary period to ensure a fit for both you and TissueLink. This offer is not to be considered a contract guaranteeing employment for any specific duration. As an at-will employee, both you and the company have the right to terminate your employment at any time.

Upon your first day of work, you will be required to complete an I-9 Form documenting your eligibility to work; and a Confidentiality Agreement. In accordance with standard TissueLink policy, this offer is contingent upon the successful completion of a background and professional reference check by TLM, your completing and executing the offer of employment, a TissueLink Confidentiality Agreement, and standard new employee documents. In addition, all TissueLink employees are required to carry a valid driver’s license and to own car insurance equal to that required by law.

I am looking forward to your joining the team and contributing to this exciting venture. You may indicate your acceptance of this offer by signing the acknowledgement below and returning it to Kerri Morton by January 15, 2007, at which time this offer expires if not previously accepted. If you have any questions or concerns, please do not hesitate to call.

Sincerely,

Roberta L. Thompson
VP, Quality, Regulatory & Clinical

Enclosure

I accept the above terms as stated:

/s/ Somasekhar Kovvuri	January 3, 2007
Somasekhar Kovvuri	Date